FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date March 31, 2005	By /s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice of resolutions of the ordinary general meeting of shareholders for the 104th business term

March 30, 2005

TO OUR SHAREHOLDERS

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo

Fujio Mitarai
President and C.E.O.

NOTICE OF RESOLUTIONS
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 104TH BUSINESS TERM

Notice is hereby given that at the Ordinary General Meeting of Shareholders for the 104th Business Term of the Company held today, reports were made and resolutions were passed as mentioned below.

Matters Reported:

1.	Reports on the Business Report, Balance Sheets and Statements of Income for the 104th Business Term (from January 1, 2004 to December 31, 2004).

2.	Reports on the Consolidated Balance Sheets and Consolidated Statements of Income for the 104th Business Term, and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

The contents of items 1 and 2 above were reported.

Matters Resolved upon:

Propositions:
Item No. 1	Approval of the Proposal of Profit Appropriation for the 104th Business Term

It was approved and adopted in all respects as proposed and, in order to respond to the continuing support from our shareholders, the dividend of profits due for this term was decided to be 40.00 yen per share, an increase of 5.00 yen compared to the previous term. Since the Company has already paid an interim dividend of 25.00 yen per share, together with the above dividend, the dividend for the entire Business Term will be 65.00 yen per share in total (an increase of 15.00 yen compared to the previous term).

Item No. 2	Partial Amendment of the Articles of Incorporation

It was approved and adopted in all respects as proposed, and to prepare for future expansion of business operations, “Manufacture and sale of pharmaceutical products” was added as a new item to Article 2 (Objects).

Item No. 3	Election of Twenty-Five Directors

It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Yukio Yamashita, Toshizo Tanaka, Tsuneji Uchida, Yusuke Emura, Nobuyoshi Tanaka, Junji Ichikawa, Hajime Tsuruoka, Akiyoshi Moroe, Kunio Watanabe, Hironori Yamamoto, Yoroku Adachi, Yasuo Mitsuhashi, Katsuichi Shimizu, Ryoichi Bamba, Tomonori Iwashita, Toshio Homma, Shigeru Imaiida, Masahiro Osawa, Keijiro Yamazaki, Shunichi Uzawa, Masaki Nakaoka, Toshiyuki Komatsu, Shigeyuki Matsumoto and Haruhisa Honda were reappointed as Directors of the Company, and all of them assumed their offices.

Item No. 4	Grant of Retiring Allowance to Directors to be Retired

It was approved and adopted in all respects as proposed. Thus, it was decided that retiring allowances should be granted to each of the retired Directors of Messrs. Kinya Uchida and Ikuo Soma within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. should be entrusted to the Board of Directors.

■ Appointment of Representative Director and Directors with Specific Titles

As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 104th Business Term, each of the following persons were appointed as Representative Director and/or Directors with specific titles of the Company. All of them assumed their offices.

President and C.E.O.	Fujio Mitarai
Senior Managing Director	Yukio Yamashita
Senior Managing Director	Toshizo Tanaka
Senior Managing Director	Tsuneji Uchida
Managing Director	Yusuke Emura
Managing Director	Nobuyoshi Tanaka
Managing Director	Junji Ichikawa
Managing Director	Hajime Tsuruoka
Managing Director	Akiyoshi Moroe
Managing Director	Kunio Watanabe
Managing Director	Hironori Yamamoto
Managing Director	Yoroku Adachi
Managing Director	Yasuo Mitsuhashi

PAYMENT OF THE DIVIDEND OF PROFITS

The dividend due for the 104th Business Term shall be paid by either of the following methods.

■ If you are receiving the dividend with the “Postal Giro Payment Advice Form”:

Please receive the dividend in accordance with the instructions stated on the backside of the enclosed “Postal Giro Payment Advice Form” at a nearby post office during the payment period (from March 31, 2005 through May 2, 2005). This “Postal Giro Payment Advice Form” can also make your dividend be remitted to your bank account, postal giro account, and postal savings account.

■ If you have requested to have the dividend transferred to your bank account or postal account:

Please confirm the enclosed “statement of dividend of profits” and “dividend transfer notice.”